

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 7, 2005

Mr. Michael B. Young
Vice President, Chief Financial Officer and
Treasurer
Whittier Energy Corporation
333 Clay Street, Suite 1100
Houston, TX 77002

> **Re:    Whittier Energy Corporation**
> **Forms SB-2**
> **Filed August 9, 2005**
> **File Nos.  333-127321 and 333-127320**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2005**
> **Filed August 15, 2005**
> **File No. 0-30314**

Dear Mr. Young:

We have reviewed the above filings and have the following comments.  We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-KSB for the Year Ended December 31, 2004

Risks of Oil and Gas Activities, page 7

1.    We have reviewed your response to prior comment number four.  Please provide us with your proposed disclosure.

Oil and gas reserves, page 14

2.    We have reviewed your response to prior comment number six. Please provide us
      with your proposed disclosure.

Consolidated Statements of Cash Flows, page F-7

3.    We have reviewed your response to prior comment number seven. Please clarify
      the whether or not the exploration costs that you have classified as a non-cash
      reconciling item from net income to operating cash flows includes amounts that
      were expensed as incurred.  Refer to Item II.F.8(b) at the *Division of Corporation
      Finance's:  Frequently Requested Accounting and Financial Reporting
      Interpretations and Guidance* which can be located at our website at:
      http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Note 1- Summary of Significant Accounting Policies

Principles of Consolidation and Combination, page F-11

4.    We have reviewed your response to prior comment number eight.  Please tell us
      the accounting literature that you relied on to base your conclusion to account for
      your cost method investments at the lower of cost or market.

Accounts Receivable, page F-11

9.    We have reviewed your response to prior comment number nine.  Please tell us
      the accounting literature that you relied on to base your conclusion to carry your
      accounts receivable at fair value.  Indicate whether or not the balance is
      remeasured to fair value at each reporting date.

Note 1. General, page 8

5.    We are currently continuing to consider your response to prior comment number
      21.

Note 13 – Merger of WEC Acquisition, Inc and Whittier Energy Company, page F-30

6.    We have reviewed your response to prior comment number 18.  Based on the
      information provided, please provide us with an analysis of your accounting for
      this transaction using fair value, based on the fair value of the consideration
      exchanged, the public equity.  We may have further comments.

7.    We have reviewed your response to prior comment number 19. Please provide us
      a reconciliation that demonstrates how you determined the amounts, both in terms

of shares and dollars that you have reported in your statement of shareholders equity for all periods prior to and as of the date of the transaction.

Please amend the above registration statement and filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Direct questions on the comments regarding financial statements and related disclosure to Jill Davis at (202) 551-3683.  Direct questions on other disclosure issues to Melinda Kramer at (202) 551-3726 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707.  Direct any correspondence to us at the following ZIP Code: 20549-7010.

Sincerely,

H.  Roger Schwall
Assistant Director

cc:    Jill Davis
       Timothy Levenberg
       Melinda Kramer